

Rob Hunter · 1st in

Solving the $1.6T student loan crisis through bankruptcy

Toronto, Ontario, Canada · **500+ connections** · **Contact info**

 Lexria

 **Babson College - Franklin W. Olin Graduate School o**

About

Hi there! I'm Rob. I've been an entrepreneur ever since I was a kid. I had an eBay account by the time I was 12 years old, and I sold Japanese professional wrestling VHS tapes and DVD's (yep!) to pay my way through university at the Richard Ivey School of Business at the University of Western Onta   ... see more

Experience



CEO & Co-Founder
Lexria · Full-time
Feb 2020 – Present · 1 yr 2 mos
Toronto, Canada Area

Lexria helps consumers with the process of including their student loans in bankruptcy. We're solving the $1.6 Trillion student loan crisis by making justice accessible to the middle class.

For years, there's been a misconception that student loans can't be included in bankruptcy. Turns out this narrative is completely false.

Lexria connects qualified consumers with an affiliated lawyer who has specific experience discharging student debt in bankruptcy.   ...see more





New startup aims to



HigherMe
7 yrs 1 mo



Chairman
Aug 2019 – Present · 1 yr 8 mos
Toronto, Canada Area

Providing guidance, strategic planning, cheerleading, and financial oversight while pursuing new adventures.



Founder & CEO
Mar 2014 – Aug 2019 · 5 yrs 6 mos
Toronto, Canada Area

HigherMe uses data and video to help retail and restaurant employers find, screen, and hire better employees faster. We're part of the Winter 2015 Y Combinator batch.



Adjunct Professor
Wentworth Institute of Technology
Jun 2014 – May 2017 · 3 yrs

I moonlight as an adjunct professor at Wentworth, typically getting in 1-2 classes every year. I love it. It's tutoring, theater, and mentorship all in one. I've met some wonderful students and am hopeful I haven't screwed them up too badly.



Data Scientist
Mobee
Feb 2013 – May 2014 · 1 yr 4 mos
Boston, MA

Mobee is gathering and organizing the world's offline data. Sound familiar? It's built by former Googlers, who realized that not all of the world's data and information is available online. We gather this data through our "smartphone army" and distill it into actionable insights that



Rental Agent

Exclusive Rentals

2011 – 2013 · 2 yrs

London, Ontario

• Rented hundreds of properties to prospective tenants throughout London Ontario, with a focus on student rentals for the University of Western Ontario and Fanshawe College.

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Education

Babson College - Franklin W. Olin Graduate School of Business

Master of Business Administration (MBA), Entrepreneurship/Entrepreneurial Studies

2012 – 2014

The University of Western Ontario - Richard Ivey School of Business

HBA, Entrepreneurship

2003 – 2007

Activities and Societies: Certificate in Entrepreneurship Program Graduate



